A Message To Investors: The Apple Upgrade Partnership New York, July 28, 2026 Earlier today, Klarna and Apple announced the Apple Upgrade partnership, a new device leasing program available on the Apple Store Online, in the Apple Store app, and at Apple Store locations in the United States. Apple Upgrade builds on Klarna's existing relationship with Apple and is an extension of Klarna’s fair financing strategy. Over the past year, the number of merchants offering fair financing to consumers more than doubled. Consumers apply at Apple and then pay and manage within the Klarna app, creating a direct relationship with new US consumers that supports Klarna’s ability to grow engagement, ARPAC, and profitability. In 1Q26, Klarna grew ARPAC by 10% and active consumers by 21%, as more consumers used more products. We expect the program to positively contribute to Klarna's Adjusted Operating Income in 2026 and across the life of the arrangement. Klarna finances the consumer's purchase and earns a financing return on the scheduled repayments. Klarna carries the financing receivable at fair value on its balance sheet, and retains the option to sell it into future offloading programs. Klarna maintains a strong capital base — in 1Q26, approximately 90% of our balance sheet was deposit-financed — giving us room to keep growing with our merchant network, which rose by 352,000 merchants year over year. In the past month, Klarna has announced a $518 million Significant Risk Transfer, supporting a further $12bn of lending as well as a new $900m forward flow facility. Klarna reports 2Q26 results on August 18, 2026. Forward-looking statements This message contains forward-looking statements, including statements regarding the expected financial contribution of Apple Upgrade to Klarna's Adjusted Operating Income and Klarna's full-year 2026 outlook. Forward-looking statements are based on Klarna's current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Klarna undertakes no obligation to update any forward-looking statement except as required by law. Adjusted Operating Income is a non-IFRS measure; see Klarna's most recent periodic report for a reconciliation to the most directly comparable IFRS measure.